Exhibit 99.1

Baytex Appoints Board and Executive Members and Provides Operational Update

CALGARY, ALBERTA (July 8, 2013) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to report that the Board of Directors has appointed Mary Ellen Peters as a director of the company. Ms. Peters has over 30 years of oil and gas experience and most recently served as Senior Vice President, Transportation and Logistics at Marathon Petroleum Company LP. Ms. Peters' previous board experience includes acting as Chairman of the Board of Managers for Louisiana Offshore Oil Port and as a director of Colonial Pipeline Company. Her knowledge and accomplishments in the areas of refining, heavy oil marketing and crude oil logistics, as well as her previous board experience, make her a valued addition to the Board of Directors at Baytex. Ms. Peters holds a Bachelor of Science in Finance and a Master of Business Administration and has completed executive management programs at Penn State University and Indiana University and the Oxford Energy Seminar.

Baytex Executive Chairman, Raymond Chan said, “The Board of Directors unanimously agreed that Ms. Peters' strategic knowledge and experience in the midstream and downstream oil and gas sectors will be a great asset to the company. We look forward to the many contributions she will make to responsibly and profitably grow Baytex in the years ahead.”

The Board of Directors has also approved the appointment of Cameron Hercus as Vice President, Corporate Development. In this role, Mr. Hercus will be responsible for evaluating acquisition opportunities and developing long range growth plans. Mr. Hercus is a Petroleum Engineer with over 20 years of experience in the oil and gas industry, most recently as Director, Exploration and New Growth at Vermilion Energy Inc. He brings extensive experience in business development, new ventures, reservoir engineering and field development. Mr. Hercus' operational experience and past successes make him a valued addition to the executive team.

Operational Update

During the second quarter of 2013, our operations continued to advance in accordance with budget expectations. Based on field estimates for June, our average production during Q2/2013 is estimated at 57,500 to 58,000 boe/d. This represents an 11% increase over Q1/2013 and a 9% increase over Q2/2012. The increased production in conjunction with improved pricing for heavy oil will have a positive impact on our funds from operations for Q2/2013.

Production from our Peace River area properties during Q2/2013 is estimated at 23,000 bbl/d, an increase of 22% over Q1/2013 and 19% over Q2/2012. In the second quarter of 2013, we drilled 17 (17.0 net) cold horizontal producers in the Peace River area bringing our year-to-date drilling to 23 (23.0 net) wells. Of the 23 wells drilled during the first half of 2013, 16 wells have established average 30-day peak production rates of approximately 700 bbl/d.

Our 2013 production guidance remains at 56,000 to 58,000 boe/d, which at the mid-point of this range, represents an organic production growth rate of 6%. Consistent with previous guidance, exploration and development expenditures for 2013 are forecast to be approximately $520 million, which includes $90 million for long-term thermal projects.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our average production rate for the second quarter of 2013; the average production rate for our Peace River area properties for the second quarter of 2013; initial production rates from wells drilled; our average production rate for full-year 2013; our funds from operations for the second quarter of 2013; and our exploration and development capital expenditures for 2013. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and

Baytex Energy Corp.
Press Release
July 8, 2013                                                      Page 2 of 2

can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca